(all amounts are in U.S. dollars except where otherwise indicated)

Gildan Activewear Reports Fourth Quarter and Full Year 2019 Results and
Initiates Guidance for 2020

•	Full year net sales, adjusted diluted EPS[1] and free cash flow[1] in line with Company guidance

•	Net sales of $658.7 million in the quarter, after reflecting impact of a $19 million sales return allowance

•	Q4 2019 GAAP diluted EPS of $0.16, adjusted diluted EPS of $0.41

•	GAAP charges of $55 million related to Back to Basics strategy

•	Strong free cash flow of $241 million in Q4 drives full year free cash flow of $227 million

•	Guidance for 2020 calls for sales growth of 2%-4%, GAAP diluted EPS of $1.70-$1.80 and adjusted diluted EPS of $1.85-$1.95

•	Company announces 15% dividend increase and renewal of normal course issuer bid to repurchase up to 5% of its outstanding shares

Montreal, Thursday, February 20, 2020 - Gildan Activewear Inc. (GIL: TSX and NYSE) today announced results for the fourth quarter and year ended December 29, 2019, and initiated guidance for 2020.

Overall for 2019, we were pleased with the progress we made on our “Back to Basics” strategy intended to simplify our product portfolio and reduce complexity in manufacturing and distribution as we continue to enhance our competitive positioning. Net sales and adjusted diluted EPS in the fourth quarter unfolded largely in line with our expectations when we reported our third quarter results, before recognizing the impact of a sales returns allowance. In imprintables we saw continued point of sales (POS) softness, and distributor inventory de-stocking, while on the retail side, total market demand was weaker than expected, particularly for hosiery, but we still delivered strong double-digit underwear sales growth. Overall, we reported net sales of $659 million in the quarter, net of a $19 million sales return allowance for discontinued stock-keeping units (SKUs). For the full year, we generated sales of $2,824 million, down 2.9% over 2018 and in line with our guidance of a low-single-digit sales decline.

At the end of the quarter, we decided to significantly reduce our imprintables product line SKU base, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands, an important initiative related to our Back to Basics strategy. Consequently, in connection with this initiative, we recorded GAAP charges of $55 million in the quarter consisting of inventory write-downs of approximately $48 million, and a net $7 million reversal of gross profit relating to anticipated product returns of discontinued SKUs which reduced sales by $19 million and cost of sales by $12 million.

GAAP diluted EPS for the fourth quarter of 2019 totaled $0.16, after reflecting restructuring and acquisition-related costs of approximately $16 million, and other GAAP charges of approximately $35 million for the quarter, consisting of the $55 million charge related to our Back to Basics strategy discussed above partially offset by a $19 million deferred income tax recovery for recognizing previously de-recognized deferred income tax assets. Before reflecting these charges, adjusted diluted EPS for the quarter was $0.41, down 5% over last year, bringing full year 2019 adjusted diluted EPS to $1.66, down approximately 11% from 2018 and within our guidance range of $1.65 to $1.70. We generated

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

strong free cash flow1 of $241 million in the quarter, bringing the total for the year to $227 million, within our $200-$250 million projection. After repurchasing over 4.7 million shares this quarter under our normal course issuer bid program, combined with dividends, capital returned to shareholders in 2019 totaled $368 million. Demonstrating conviction in the continuing growth of our business, our Board approved the Company’s eighth annual consecutive dividend increase and today we announced a 15% increase in our dividend. The Board also provided approval for the renewal of our normal course issuer bid to repurchase up to 5% of our issued and outstanding common shares.

During 2019, despite challenging market conditions, we kept a strong focus on controllable areas of our business. Specifically, we continued to execute on our optimization initiatives related to manufacturing and our SG&A infrastructure, which we expect will translate to gross margin expansion in 2020, and in the longer-term, support reaching our goals of 30% gross margin and SG&A as a percentage of sales below 12%. In parallel, we continue to work on plans to expand our capacity both in Central America and Bangladesh to support top-line growth opportunities. Our progress on all these fronts, assuming a stable macro economic outlook, gives us confidence in delivering sales and earnings growth for 2020 in line with the guidance which we initiated today.

Fourth Quarter Results
Net sales for the fourth quarter ended December 29, 2019, of $658.7 million were down 11.3% compared to the fourth quarter of 2018 due primarily to a 15.1% decline in activewear sales, slightly offset by a 1.0% sales increase in the hosiery and underwear category. The decline in overall net sales in the quarter was mainly the result of lower unit sales volumes and the negative impact of the $19 million sales return allowance recorded in the fourth quarter. Before accounting for the sales return allowance, total net sales in the fourth quarter were essentially in line with our expectations as the positive benefit on sales from lower than anticipated levels of U.S. distributor inventory de-stocking of imprintables was offset by the negative impact of weaker than expected market demand in retail, particularly in hosiery.

In activewear, we generated sales of $483.5 million in the fourth quarter, down $85.8 million compared to the fourth quarter last year, due primarily to lower unit sales volumes stemming from the combined impact of lower POS from distributors to screenprinters and distributor inventory de-stocking, as well as the impact of the sales return allowance. The sales volume decline was mainly due to lower imprintables volumes in North America, partly offset by higher activewear sales in retail and modest growth in international shipments of imprintable activewear. Sales in the hosiery and underwear category for the quarter totaled $175.1 million, up $1.7 million over the fourth quarter in 2018, as strong double-digit sales volume growth of underwear, which also drove more favourable product-mix, was largely offset by lower socks sales. While industry demand for men’s underwear was down in the quarter, as reported by NPD Retail Tracking service, our underwear sales were very strong. The large increase in underwear sales was mainly due to our new private label men’s underwear program with our largest mass retail customer, which rolled out earlier this year and gained additional shelf space during the fourth quarter as the program offering was expanded. The decline in sock sales during the quarter reflected overall weaker industry demand and stemmed mainly from declines in mass and other channels, including the exit of a sock program in the dollar channel. Our e-commerce sales were strong in the quarter, up more than 50%.

Our reported gross margin in the fourth quarter was 17.9% compared to gross margin of 26.3% in the fourth quarter last year. Excluding the $55 million charge related to our Back to Basics strategy, adjusted gross margin1 was 25.6% compared to 26.3% for the same quarter last year, down 70 basis points. The decline was largely due to higher royalty expense in the quarter related to licensed brand sock sales, which impacted adjusted gross margin by approximately 50 basis points, as well as higher manufacturing input costs. The negative impact of these factors more than offset the benefit of cost savings from the Company’s manufacturing optimization initiatives and favourable product-mix from higher-margin underwear sales.

SG&A expenses for the fourth quarter of 2019 of $76.5 million were down 16.8% compared to $91.9 million in the fourth quarter of 2018. As a percentage of sales, SG&A expenses were 11.6%, down 80 basis points from 12.4% in the fourth quarter last year. The improvement was mainly attributable to lower compensation expenses and cost benefits from the Company's ongoing focus on SG&A rationalization.

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

Operating income for the fourth quarter of 2019 totaled $24.3 million, or 3.7% of sales, down from $78.2 million, or 10.5% of sales in the fourth quarter of 2018. After excluding restructuring and acquisition-related costs and the
$55.0 million charge in connection with our Back to Basics strategy, adjusted operating income for the quarter amounted to $95.3 million, down from $99.9 million in the fourth quarter last year. Adjusted operating income1 was 14.1% of sales compared to adjusted operating margin1 of 13.5% last year. The 60 basis-point improvement was mainly driven by the decline in SG&A expenses, partly offset by lower adjusted gross margin.

We incurred $16.0 million of restructuring and acquisition-related costs in the fourth quarter and $47.3 million for the full year of 2019. These costs primarily related to previously announced manufacturing optimization initiatives, in connection with the consolidation of textile, hosiery, sewing, and yarn operations, including estimated costs related to the decision we made at the end of October to relocate our Mexican operations to Central America and the Caribbean Basin, as well as other consolidation initiatives related to sales and marketing activities.

We reported an income tax recovery for the quarter of $17.8 million compared to an income tax expense of $10.0 million in the fourth quarter of 2018. The 2019 income tax recovery included a deferred income tax recovery of $19.2 million related to the recognition of previously de-recognized deferred income tax assets, compared to related deferred income tax expenses of $7.1 million included in the income tax expense for the fourth quarter of 2018. Excluding the full year impact of restructuring and acquisition-related costs and deferred income tax adjustments2 in both years, as well as the 2019 charge related to our Back to Basics strategy, the effective income tax rate for 2019 was 3.5%, slightly lower than the anticipated full year tax rate of 4%.

Net earnings totaled $32.5 million, or $0.16 per share, on a diluted basis for the three months ended December 29, 2019, compared with net earnings of $59.6 million, or $0.29 per share on a diluted basis, for the three months ended December 30, 2018. The decline in net earnings and diluted EPS was mainly due to lower sales and a lower operating margin, including the impact of the charge related to our Back to Basics strategy, partly offset by lower income taxes. Adjusted net earnings1 totaled $83.4 million, or $0.41 per diluted share in the quarter, down from adjusted net earnings of $88.9 million, or $0.43 per diluted share in the fourth quarter last year. The 4.7% decline in adjusted diluted EPS was mainly due to lower sales in the quarter and the decrease in adjusted gross margin, partly offset by lower SG&A expenses.

We generated strong free cash flow of $241.0 million in the fourth quarter, down slightly from $252.4 million over the prior year quarter due mainly to lower earnings, largely offset by more favourable working capital changes and slightly lower capital expenditures. Full year free cash flow totaled $226.5 million, in line with our guidance of $200 million to $250 million provided in October. Capital expenditures for the fourth quarter amounted to $21.3 million and $140.2 million for the full year, below the Company's $175 million projection, and were primarily for manufacturing capacity expansion initiatives. During the fourth quarter we repurchased approximately 4.7 million common shares under our share buy-back program at a total cost of $128.8 million, bringing our total common share repurchases for the full year to approximately 8.2 million shares at a total cost of $257.2 million. We ended the year with net debt1 of $862 million and a net debt leverage ratio1 of 1.6 times net debt to trailing twelve months adjusted EBITDA1, in-line with our year-end target leverage range.

Full Year Results
Net sales for 2019 totaled $2,823.9 million, down 2.9% over last year, reflecting activewear sales of $2,261.9 million, down 2.6% over last year, and sales in the hosiery and underwear category of $562.0 million, down 4.3% compared to 2018. Overall sales were in line with our most recent full year guidance calling for a decrease in total net sales in the low-single digit range. The decrease in activewear sales for the year was mainly due to lower unit sales volumes in the imprintables channel both in North America and internationally, partly offset by higher sales of activewear in the retail channel, including private brands and strong sales in the craft channel, as well as favourable product-mix and higher net selling prices. Sales in the hosiery and underwear category were down $25.2 million over the prior year, as strong double-digit underwear sales growth driven by our new private brand men’s underwear program in mass, which also contributed to a favourable product-mix, was more than offset by lower unit sales of socks, including the impact of the exit of a sock program in the dollar channel.

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.
(2) These deferred tax adjustments are included in the reconciliation of net earnings to adjusted net earnings. Please refer to “Definition and reconciliation of non-GAAP financial measures” in this press release.

Gross margin for 2019 totaled 24.9%, down 280 basis points from gross margin of 27.7% in the prior year, mainly due to charges taken in connection with the Company’s Back to Basics strategy. Excluding these charges, adjusted gross margin for 2019 was 26.7%, down 100 basis points from the same period last year, mainly due to higher manufacturing costs, including higher raw material costs and inflationary pressures on other input costs, as well as unfavourable foreign exchange, which more than offset the benefit of higher net selling prices and more favourable product-mix.

SG&A expenses for 2019 of $340.5 million were down $24.4 million, or 6.7% over the prior year. As a percentage of sales, SG&A expenses in 2019 were 12.1%, down 40 basis points compared to 2018, in line with the Company’s guidance for 2019 calling for a year-over-year improvement in SG&A as a percentage of sales. The improvement reflected lower compensation expenses and the Company’s continued focus on SG&A cost containment, including benefits stemming from distribution network consolidation.

Operating income for 2019 totaled $289.0 million, or 10.2% of sales, down $114.2 million, or 370 basis points, over the prior year, primarily attributable to lower gross profit, the approximate $24 million impairment of trade accounts receivable related to a distributor receivership and the bankruptcy of a retail customer in the first quarter of 2019, as well as higher restructuring and acquisition-related costs associated with the Company's manufacturing and warehouse consolidation initiatives. Adjusted operating income for 2019 was $391.3 million, down $46.1 million from $437.4 million in 2018. Adjusted operating margin was 13.8%, 120 basis points lower than the prior year, mainly due to the decline in adjusted gross margin and the trade receivable charge, offset in part by lower SG&A expenses as a percentage of sales.

Net earnings for 2019 were $259.8 million, down from net earnings of $350.8 million in 2018. GAAP diluted EPS totaled $1.27, down 23.5% from $1.66 in the prior year. The decline in net earnings and diluted EPS for 2019 was due to the lower operating income and higher financial expenses, partly offset by lower income taxes resulting from tax recoveries related to the recognition of previously de-recognized deferred income tax assets. Adjusted net earnings for 2019 were $339.6 million, or $1.66 per diluted share, within the Company’s adjusted EPS guidance range of $1.65 to $1.70, and down 13.6% and 10.8%, respectively, compared to adjusted net earnings of $393.1 million or $1.86 per diluted share in 2018. The decrease in adjusted net earnings and adjusted diluted EPS for 2019 over the prior year was primarily due to the decrease in adjusted operating income and higher financial expenses, partially offset by the benefit of a lower year-over-year share count. Adjusted EBITDA1 for the year totaled $548.1 million and was in line with the Company’s guidance range of $545 to $555 million.

Outlook
For 2020, the Company is projecting GAAP EPS on a diluted basis in the range of $1.70 to $1.80 and adjusted diluted EPS in the range of $1.85 to $1.95, on projected sales growth for the year of 2% to 4%. GAAP EPS includes projected restructuring and acquisition-related costs of up to $30 million, primarily relating to previously announced manufacturing and distribution optimization initiatives as part of the Company’s Back to Basics strategy aimed at simplifying its business and driving operational efficiencies throughout the organization. Adjusted EBITDA for 2020 is expected to be in the range of $580 to $600 million. The Company expects to generate free cash flow for 2020 in the range of $325 to $375 million after projected capital expenditures of approximately $125 million primarily for investments in manufacturing capacity expansion. The Company's guidance is based on the assumption of a stable global macro economic environment. In addition, at this time the Company does not project and has not incorporated in its guidance any meaningful impact on its business resulting from the current outbreak of the coronavirus in China. The Company will continue to monitor the situation as it evolves.

Overall projected sales in 2020 reflect expected growth across our key focus areas of imprintables, retail, and private brands. Sales growth for the year is expected to be driven by increases in both activewear and the hosiery and underwear category, driven by projected unit sales volume growth and favorable product-mix, partly offset by anticipated unfavorable foreign exchange impacts. Growth in the hosiery and underwear sales category is expected to be driven by projected double-digit growth in underwear sales resulting from the benefit of retail shelf space gains, while hosiery sales are projected to remain relatively stable over prior year levels.

(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.

Projected growth in GAAP and adjusted diluted EPS for 2020 reflects our sales growth assumptions, lower raw material costs compared to the prior year, anticipated cost benefits from supply chain initiatives, and the benefit of share repurchases during 2019. The projected growth also reflects the benefit of the non-recurrence of the $24 million impairment charge of trade receivables related to the distributor and retail bankruptcies recognized in the first quarter of 2019. These positive factors on earnings are expected to be partly offset by inflationary pressure on other manufacturing input costs and higher SG&A expenses. The Company expects gross margin expansion and SG&A performance to drive operating margin improvement in 2020 over 2019. Our income tax rate is projected to be approximately 5%.

Our guidance for 2020 reflects an increase in EPS for the first quarter compared to the first quarter last year due to the impact of the non-recurrence of the impairment of trade accounts receivables of approximately $24 million incurred in the first quarter of 2019. Excluding this positive impact, GAAP diluted EPS and adjusted diluted EPS for the first quarter of 2020 is expected to be down compared to the prior year quarter mainly due to a projected sales decline of high-single-digit to low double-digits with SG&A expenses expected to remain relatively flat compared to the first quarter of 2019. In this regard, although we recently started to see improvement in POS in the North American imprintables channel, overall for the first quarter, we are projecting POS to be down compared to last year as we are not anticipating a full recovery from the negative POS that we saw in the back half of 2019 until later in the year. Further, the sales decline anticipated in the first quarter also includes the assumption of lower levels of inventory restocking by distributors in the imprintables channel compared to the first quarter of 2019. Additionally, we are projecting lower sales in the hosiery and underwear category in the first quarter of 2020 mainly due to the loss of a mass sock program, and as we cycle the initial roll-out of a new private brand sock program in 2019. The sales impact from the exit of the mass sock program is expected to be largely offset by new sock program wins shipping over the course of the remainder of the year.

Increase in Quarterly Dividend and Renewal of Normal Course Issuer Bid
The Board of Directors has approved a 15% increase in the amount of the current quarterly dividend and has declared a cash dividend of $0.154 per share, payable on April 6, 2020 to shareholders of record on March 12, 2020. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends. This is the Company's eighth consecutive annual increase in the quarterly dividend since inception of the dividend.

Gildan received approval from the Toronto Stock Exchange (“TSX”) to renew its normal course issuer bid (“NCIB”) commencing on February 27, 2020 to purchase for cancellation up to 9,939,154 common shares, representing approximately 5% of the Gildan’s issued and outstanding common shares. As of February 13, 2020, Gildan had 198,783,090 common shares issued and outstanding.

Gildan is authorized to make purchases under the NCIB until February 26, 2021 in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (“NYSE”), or alternative trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares. The average daily trading volume of common shares on the TSX for the six-month period ended January 31, 2020 was 598,411 (the “ADTV”). Consequently, and in accordance with the requirements of the TSX, Gildan may purchase up to a maximum of 149,602 common shares daily through TSX facilities, which represents 25% of the ADTV for the most recently completed six calendar months.

The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order. The actual number of common shares purchased under the NCIB and the timing of such purchases will be at Gildan's discretion and shall be subject to the limitations set out in the TSX Company Manual.

Gildan's current NCIB was approved by the TSX on February 20, 2019 and authorizes Gildan to repurchase for cancellation up to 10,337,017 common shares. During the three months ended December 29, 2019, Gildan repurchased for cancellation a total of 4,723,546 common shares under its current NCIB at a total cost of $128.8 million. During the twelve months ended February 13, 2020, Gildan repurchased for cancellation a total of 8,251,026 common shares under its NCIB through the facilities of the TSX and of the NYSE for a total cost of $256.8 million and at a weighted average price paid per common share of approximately $31.12.

Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Gildan Renews Shareholder Rights Plan
The Company also announced today that its Board of Directors has approved the renewal and adoption of a shareholder rights plan (the “Rights Plan”), which will become effective upon confirmation and approval by the shareholders of the Company at the annual meeting of shareholders to be held on April 30, 2020. The Rights Plan will ensure that the Company and its shareholders continue to receive the benefits associated with the Company’s current shareholder rights plan, which is due to expire at the close of business on the date of the Company’s upcoming annual meeting of shareholders. The Rights Plan is designed to ensure that all shareholders of the Company are treated fairly in connection with any take-over offer or other acquisition of control of the Company. The Rights Plan was not adopted in response to any specific proposal to acquire control of the Company, nor is the Board of Directors aware of any pending or threatened take-over bid for the Company. The Rights Plan is similar to plans recently adopted by other Canadian companies and approved by their shareholders. If approved by the shareholders, the Rights Plan will remain in effect until the close of business on the date of the Company’s annual meeting of shareholders in 2023, with one renewal option subject to shareholder approval, and subject to earlier termination or expiration of the Rights Plan in accordance with its terms. A complete copy of the Rights Plan will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Appointment of Independent Director
Gildan is pleased to announce that its Board of Directors has appointed Luc Jobin as a director effective February 18, 2020. Mr. Jobin has had a career as a business leader in Canada spanning over 30 years. Mr. Jobin retired from Canadian National Railway Company, a leading North American transportation and logistics company, where he served as President and Chief Executive Officer from 2016 to 2018 and as Executive Vice-President and Chief Financial Officer from 2009 to 2016. Prior to that, Mr. Jobin was Executive Vice-President of Power Corporation of Canada, a Canadian multinational diversified management and holding company with interests in the financial services, asset management, sustainable and renewable energy, and other business sectors. Previously, Mr. Jobin served as Executive Vice-President and Chief Financial Officer and then as Chief Executive Officer of Imperial Tobacco Canada, a subsidiary of British American Tobacco plc, a multinational cigarette and tobacco manufacturing company. Mr. Jobin currently serves on the Board of Directors of British American Tobacco, where he is a member of the Audit and Nominations Committees, and the Board of Directors of Hydro-Québec, a public utility company that manages the generation, transmission, and distribution of electricity in Quebec. Mr. Jobin is a Chartered Professional Accountant and he received a Bachelor of Science Degree from Nova Southeastern University. With this appointment, the size of Gildan’s Board will increase from ten to eleven directors.

Disclosure of Outstanding Share Data
As at February 13, 2020, there were 198,783,090 common shares issued and outstanding along with 2,219,128 stock options and 114,127 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear Inc. will hold a conference call to discuss fourth quarter and full year 2019 results and its business outlook today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on Gildan's corporate website or on the following link: http://www.gildancorp.com/events. The conference call can be accessed by dialing toll-free (877) 282-2924 (Canada & U.S.) or (470) 495-9480 (international) and entering passcode 1386746#. A replay will be available for 7 days starting at 11:30 AM ET by dialing toll-free (855) 859-2056 (Canada & U.S.) or (404) 537-3406 (international) and entering the same passcode.

Notes
This release should be read in conjunction with the attached unaudited condensed financial statements as at and for the three and twelve months ended December 29, 2019. Gildan’s Management’s Discussion and Analysis and its audited consolidated financial statements for the fiscal year ended December 29, 2019 are expected to be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission on or before February 21, 2020, and will also be provided on Gildan's website at that time.

Certain minor rounding variances may exist between the condensed consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Three months ended			Twelve months ended
	December 29, 2019	December 30, 2018	Variation (%)	December 29, 2019	December 30, 2018	Variation (%)
Net sales	658.7	742.7	(11.3)%	2,823.9	2,908.6	(2.9)%
Gross profit	118.2	195.4	(39.5)%	704.5	806.0	(12.6)%
Adjusted gross profit(1)	173.2	195.4	(11.4)%	759.5	806.0	(5.8)%
SG&A expenses	76.5	91.9	(16.8)%	340.5	364.9	(6.7)%
Impairment of trade accounts receivable	1.4	3.6	(61.1)%	27.7	3.6	n.m.
Restructuring and acquisition-related costs	16.0	21.7	(26.3)%	47.3	34.2	38.3%
Operating income	24.3	78.2	(68.9)%	289.0	403.2	(28.3)%
Adjusted operating income(1)	95.3	99.9	(4.6)%	391.3	437.4	(10.5)%
Adjusted EBITDA(1)	128.2	138.0	(7.1)%	548.1	595.5	(8.0)%
Financial expenses	9.5	8.7	9.2%	39.2	31.0	26.5%
Income tax (recovery) expense	(17.8)	10.0	n.m.	(10.0)	21.4	n.m.
Net earnings	32.5	59.6	(45.5)%	259.8	350.8	(25.9)%
Adjusted net earnings(1)	83.4	88.9	(6.2)%	339.6	393.1	(13.6)%
Basic EPS	0.16	0.29	(44.8)%	1.27	1.66	(23.5)%
Diluted EPS	0.16	0.29	(44.8)%	1.27	1.66	(23.5)%
Adjusted diluted EPS(1)	0.41	0.43	(4.7)%	1.66	1.86	(10.8)%
Gross margin	17.9%	26.3%	(8.4) pp	24.9%	27.7%	(2.8) pp
Adjusted gross margin(1)	25.6%	26.3%	(0.7) pp	26.7%	27.7%	(1.0) pp
SG&A expenses as a percentage of sales	11.6%	12.4%	(0.8) pp	12.1%	12.5%	(0.4) pp
Operating margin	3.7%	10.5%	(6.8) pp	10.2%	13.9%	(3.7) pp
Adjusted operating margin(1)	14.1%	13.5%	0.6 pp	13.8%	15.0%	(1.2) pp
Cash flows from operating activities	262.4	274.1	(4.3)%	361.0	538.5	(33.0)%
Capital expenditures	21.3	26.2	(18.7)%	140.2	125.2	12.0%
Free cash flow(1)	241.0	252.4	(4.5)%	226.5	428.9	(47.2)%

As at (in $ millions, or otherwise indicated)					December 29, 2019	December 30, 2018
Inventories					1,052.1	940.0
Trade accounts receivable					320.9	317.2
Net indebtedness(1)					862.4	622.3
Net debt leverage ratio(1)					1.6	1.0
(1) Please refer to "Non-GAAP Financial Measures" in this press release.
n.m. = not meaningful

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q4 2019	Q4 2018	Variation (%)	YTD 2019	YTD 2018	Variation (%)
Activewear	483.5	569.3	(15.1)%	2,261.9	2,321.4	(2.6)%
Hosiery and underwear	175.1	173.4	1.0%	562.0	587.2	(4.3)%
	658.6	742.7	(11.3)%	2,823.9	2,908.6	(2.9)%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q4 2019	Q4 2018	Variation (%)	YTD 2019	YTD 2018	Variation (%)
United States	552.0	641.8	(14.0)%	2,399.2	2,484.9	(3.4)%
Canada	34.6	34.8	(0.6)%	114.8	120.8	(5.0)%
International	72.0	66.1	8.9%	309.9	302.9	2.3%
	658.6	742.7	(11.3)%	2,823.9	2,908.6	(2.9)%

Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted net earnings also excludes the impact of the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions, except per share amounts)	December 29, 2019	December 30, 2018	December 29, 2019	December 30, 2018

Net earnings	32.5	59.6	259.8	350.8
Adjustments for:
Restructuring and acquisition-related costs	16.0	21.7	47.3	34.2
Impact of strategic product line initiative(1)	55.0	—	55.0	—
Income tax (recovery) expense relating to the above-noted adjustments	(0.9)	0.5	(3.3)	—
Income tax (recovery) expense related to the revaluation of deferred income tax assets and liabilities(2)	(19.2)	7.1	(19.2)	8.1
Adjusted net earnings	83.4	88.9	339.6	393.1
Basic EPS	0.16	0.29	1.27	1.66
Diluted EPS	0.16	0.29	1.27	1.66
Adjusted diluted EPS	0.41	0.43	1.66	1.86
(1) Includes $47.6 million of inventory write-downs included in cost of sales and the $7.4 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $19.0 million and cost of sales by $11.6 million).
(2) For fiscal 2019, the amount includes an income tax recovery of $19.2 million pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets. For fiscal 2018, the amount includes an increase to deferred income tax expense of $6.1 million pursuant to the Company's organizational realignment plan in which it reassessed the recoverability of its deferred income tax assets in the respective jurisdictions affected, and an increase to deferred income tax expense of $2.0 million related to the impact of statutory income tax rate changes primarily related to the impact of U.S. tax reform, reflecting the reduction in the U.S. statutory federal tax rate that took effect in fiscal 2018.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is presented for the first time and is calculated as gross profit excluding the impact of the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted gross margin is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 29, 2019	December 30, 2018	December 29, 2019	December 30, 2018

Gross profit(1)	118.2	195.4	704.5	806.0
Adjustment for:
Impact of strategic product line initiative(2)	55.0	—	55.0	—
Adjusted gross profit(1)	173.2	195.4	759.5	806.0

Gross margin	17.9%	26.3%	24.9%	27.7%
Adjusted gross margin(3)	25.6%	26.3%	26.7%	27.7%
(1) Gross profit and adjusted gross profit for the three and twelve months ended December 29, 2019 were positively impacted by $0.3 million and $1.2 million, respectively, due to the initial adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements as at and for the fiscal year ended December 29, 2019. Prior year gross profit and adjusted gross profit were not impacted.
(2) Includes $47.6 million of inventory write-downs included in cost of sales and the $7.4 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $19.0 million and cost of sales by $11.6 million).
(3) Calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes the impact of the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions, or otherwise indicated)	December 29, 2019	December 30, 2018	December 29, 2019	December 30, 2018

Operating income(1)	24.3	78.2	289.0	403.2
Adjustment for:
Restructuring and acquisition-related costs	16.0	21.7	47.3	34.2
Impact of strategic product line initiative(2)	55.0	—	55.0	—
Adjusted operating income(1)	95.3	99.9	391.3	437.4

Operating margin	3.7%	10.5%	10.2%	13.9%
Adjusted operating margin(3)	14.1%	13.5%	13.8%	15.0%
(1) Operating income and adjusted operating income for the three and twelve months ended December 29, 2019 were positively impacted by $0.7 million and $3.1 million, respectively, due to the initial adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements as at and for the fiscal year ended December 29, 2019. Prior year operating income and adjusted operating income were not impacted.
(2) Includes $47.6 million of inventory write-downs included in cost of sales and the $7.4 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $19.0 million and cost of sales by $11.6 million).
(3) Calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes the impact of the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintable product line stock-keeping unit (SKU) count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. This initiative is aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this strategic initiative includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended		Twelve months ended
(in $ millions)	December 29, 2019	December 30, 2018	December 29, 2019	December 30, 2018

Net earnings	32.5	59.6	259.8	350.8
Restructuring and acquisition-related costs	16.0	21.7	47.3	34.2
Impact of strategic product line initiative(1)	55.0	—	55.0	—
Depreciation and amortization	33.0	38.0	156.8	158.1
Financial expenses, net	9.5	8.7	39.2	31.0
Income tax (recovery) expense	(17.8)	10.0	(10.0)	21.4
Adjusted EBITDA(2)	128.2	138.0	548.1	595.5
(1) Includes $47.6 million of inventory write-downs included in cost of sales and the $7.4 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $19.0 million and cost of sales by $11.6 million).
(2) Adjusted EBITDA for the three and twelve months ended December 29, 2019 was positively impacted by $4.3 million and $16.4 million (consisting of depreciation of right-of-use assets and interest accretion on discounted lease obligations), respectively, due to the initial adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements as at and for the fiscal year ended December 29, 2019. Prior year adjusted EBITDA was not impacted.

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended		Twelve months ended
(in $ millions)	December 29, 2019	December 30, 2018	December 29, 2019	December 30, 2018

Cash flows from operating activities	262.4	274.1	361.0	538.5
Cash flows used in investing activities	(21.4)	(22.9)	(135.8)	(110.9)
Adjustment for:
Business acquisitions	—	1.2	1.3	1.3
Free cash flow(1)	241.0	252.4	226.5	428.9
(1) Free cash flow for the year ended December 29, 2019 increased by $13.5 million, due to the initial adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements as at and for the fiscal year ended December 29, 2019. Prior year free cash flow was not impacted.

Total indebtedness and Net indebtedness
Total indebtedness is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company. The Company has included lease obligations in total indebtedness and net indebtedness beginning in fiscal 2019, consistent with the adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements as at and for the year ended December 29, 2019. Comparative periods have not been revised and therefore may not be directly comparable.

(in $ millions)	December 29, 2019	December 30, 2018

Long-term debt and total bank indebtedness	845.0	669.0
Lease obligations	81.5	—
Total indebtedness	926.5	669.0
Cash and cash equivalents	(64.1)	(46.7)
Net indebtedness	862.4	622.3

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA. The Company uses and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	December 29, 2019	December 30, 2018
Adjusted EBITDA for the trailing twelve months	548.1	595.5
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	548.1	595.5

Net indebtedness	862.4	622.3
Net debt leverage ratio(1)	1.6	1.0
(1) The net debt leverage ratio as at December 29, 2019 increased by approximately 0.1 due to the initial adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements as at and for the fiscal year ended December 29, 2019. The prior year net debt leverage ratio was not impacted.

Return on net assets
Return on net assets (RONA) is defined as the ratio of adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software) net of income tax recoveries related thereto, to average net assets for the last five quarters. Net assets are defined as the sum of total assets, excluding cash and cash equivalents, net deferred income taxes, and the accumulated amortization of intangible assets (excluding software), less total current liabilities excluding the current portion of lease obligations. The Company uses RONA as a performance indicator to measure the efficiency of its invested capital.

(in $ millions)	December 29, 2019	December 30, 2018
Average total assets	3,254.1	3,084.0
Average cash and cash equivalents	(59.6)	(48.9)
Average net deferred income taxes	(2.0)	—
Average accumulated amortization of intangible assets, excluding software	159.4	138.6
Average total current liabilities, excluding the current portion of lease obligations	(364.0)	(299.5)
Average net assets	2,987.9	2,874.2

	Twelve months ended
(in $ millions, or otherwise indicated)	December 29, 2019	December 30, 2018
Adjusted net earnings	339.6	393.1
Financial expenses, net (nil income taxes in both years)	39.2	31.0
Amortization of intangible assets, excluding software (net of nil income taxes in both years)	17.3	22.9
Return	396.1	447.0
RONA(1)	13.3%	15.6%
(1) The RONA as at December 29, 2019 decreased by approximately 0.2% due to the initial adoption of IFRS 16, Leases as described in note 2(c) to the audited consolidated financial statements as at and for the fiscal year ended December 29, 2019. The prior year RONA was not impacted.

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions, including, without limitation, our expectation with regards to net sales, gross margin, SG&A expenses, restructuring and acquisition-related costs, operating margin, adjusted operating margin, adjusted EBITDA, diluted earnings per share, adjusted diluted earnings per share, income tax rate, free cash flow, and capital expenditures. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social, and economic risks, natural disasters, and pandemics in the countries in which we operate or sell to, or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, such as the coronavirus, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	changes in third-party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•
exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. With approximately 53,000 employees worldwide, Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility™ program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.

Investor inquiries:
Sophie Argiriou
Vice President, Investor Communications
(514) 343-8815
sargiriou@gildan.com

Media inquiries:
Genevieve Gosselin
Director, Corporate Communications and Marketing
(514) 343-8814
ggosselin@gildan.com

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars) - unaudited

	December 29, 2019	December 30, 2018
Current assets:
Cash and cash equivalents	$64,126	$46,657
Trade accounts receivable	320,931	317,159
Income taxes receivable	—	1,689
Inventories	1,052,052	940,029
Prepaid expenses, deposits, and other current assets	77,064	77,377
Total current assets	1,514,173	1,382,911
Non-current assets:
Property, plant and equipment	994,980	990,475
Right-of-use assets	73,539	—
Intangible assets	383,864	393,573
Goodwill	227,865	227,362
Deferred income taxes	9,917	—
Other non-current assets	6,732	10,275
Total non-current assets	1,696,897	1,621,685
Total assets	$3,211,070	$3,004,596
Current liabilities:
Accounts payable and accrued liabilities	$406,631	$346,985
Income taxes payable	1,255	—
Current portion of lease obligations	14,518	—
Total current liabilities	422,404	346,985
Non-current liabilities:
Long-term debt	845,000	669,000
Lease obligations	66,982	—
Deferred income taxes	—	12,623
Other non-current liabilities	42,190	39,916
Total non-current liabilities	954,172	721,539
Total liabilities	1,376,576	1,068,524
Equity:
Share capital	174,218	159,858
Contributed surplus	32,769	32,490
Retained earnings	1,628,042	1,740,342
Accumulated other comprehensive income	(535)	3,382
Total equity attributable to shareholders of the Company	1,834,494	1,936,072
Total liabilities and equity	$3,211,070	$3,004,596

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except per share data) - unaudited

	Three months ended		Twelve months ended
	December 29, 2019	December 30, 2018	December 29, 2019	December 30, 2018
Net sales	$658,673	$742,748	$2,823,901	$2,908,565
Cost of sales	540,458	547,360	2,119,440	2,102,612
Gross profit	118,215	195,388	704,461	805,953
Selling, general and administrative expenses	76,496	91,894	340,487	364,912
Impairment of trade accounts receivable	1,376	3,580	27,652	3,634
Restructuring and acquisition-related costs	16,049	21,713	47,329	34,228
Operating income	24,294	78,201	288,993	403,179
Financial expenses, net	9,542	8,693	39,168	31,045
Earnings before income taxes	14,752	69,508	249,825	372,134
Income tax (recovery) expense	(17,760)	9,956	(9,984)	21,360
Net earnings	32,512	59,552	259,809	350,774

Other comprehensive income (loss), net of related income taxes:
Cash flow hedges	10,981	(20,146)	(3,917)	(10,158)
Actuarial loss on employee benefit obligations	(1,296)	(1,694)	(1,296)	(1,694)
	9,685	(21,840)	(5,213)	(11,852)
Comprehensive income	$42,197	$37,712	$254,596	$338,922
Earnings per share:
Basic	$0.16	$0.29	$1.27	$1.66
Diluted	$0.16	$0.29	$1.27	$1.66

GILDAN ACTIVEWEAR INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars) - unaudited

	Three months ended		Twelve months ended
	December 29, 2019	December 30, 2018	December 29, 2019	December 30, 2018
Cash flows from (used in) operating activities:
Net earnings	$32,512	$59,552	$259,809	$350,774
Adjustments to reconcile net earnings to cash flows from (used in) operating activities:
Depreciation and amortization	32,977	37,985	156,794	158,076
Other	(17,261)	24,089	18,754	44,179
	48,228	121,626	435,357	553,029
Changes in non-cash working capital balances:
Trade accounts receivable	207,970	82,897	(3,515)	(79,707)
Income taxes	3,590	732	2,969	2,115
Inventories	(1,854)	33,971	(115,082)	2,182
Prepaid expenses, deposits and other current assets	(4,779)	1,083	(8,320)	(13,807)
Accounts payable and accrued liabilities	9,274	33,793	49,621	74,732
Cash flows from operating activities	262,429	274,102	361,030	538,544

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(18,385)	(23,818)	(128,676)	(107,654)
Purchase of intangible assets	(2,914)	(2,422)	(11,558)	(17,566)
Business acquisitions	—	(1,204)	(1,300)	(1,303)
Proceeds on disposal of property, plant and equipment	(88)	4,577	5,783	15,649
Cash flows used in investing activities	(21,387)	(22,867)	(135,751)	(110,874)

Cash flows from (used in) financing activities:
(Decrease) increase in amounts drawn under long-term bank credit facilities	(62,000)	(202,000)	176,000	39,000
Payment of lease obligations	(3,445)	—	(13,534)	—
Dividends paid	(27,195)	(23,118)	(110,346)	(94,566)
Proceeds from the issuance of shares	1,303	1,057	10,318	3,243
Repurchase and cancellation of shares	(128,792)	(19,590)	(257,233)	(367,529)
Share repurchases for settlement of non-Treasury RSUs	(7,008)	(6,458)	(7,008)	(7,229)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	(6,001)	(6,142)	(6,001)	(6,142)
Cash flows used in financing activities	(233,138)	(256,251)	(207,804)	(433,223)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	431	(305)	(6)	(585)
Net increase (decrease) in cash and cash equivalents during the period	8,335	(5,321)	17,469	(6,138)
Cash and cash equivalents, beginning of period	55,791	51,978	46,657	52,795
Cash and cash equivalents, end of period	$64,126	$46,657	$64,126	$46,657

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